UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Aeva Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39204	84-3080757
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification Number)

555 Ellis Street

Mountain View, CA 94043

(Address of principal executive offices and zip code)

Soroush Salehian Dardashti, Chief Executive Officer

(650) 481-7070

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Aeva Technologies, Inc. (the “Company”) for the reporting period from January 1, 2025 to December 31, 2025, is publicly available on our website at https://investors.aeva.com/financials-and-filings/sec-filings/default.aspx. Other information contained in, and that can be accessed through the website, is not, and shall not be deemed to be, part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

A copy of the Company’s Conflict Mineral Report is filed as Exhibit 1.01 hereto.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report of Aeva Technologies, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aeva Technologies, Inc.

Dated: May 29, 2026	By:	/s/ Saurabh Sinha
	Name:	Saurabh Sinha
	Title:	Chief Financial Officer